希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L232-07cc/fy
Your Ref :

4 September 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of Internationa[redacted]
450 Fifth Street, N.W.
Washington, DC 205
USA
Mailstop: 3-2

SUPPL

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Interim Dividend for the 6 Months Ended 30 June 2007
Option to Receive Shares in Lieu of Cash Dividend
Calculation of Market Value
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents dated 3 September 2007 regarding the subject matters for your records:-

1. a full announcement regarding interim dividend for the 6 months ended 30 June 2007; option to receive shares in lieu of cash dividend; and calculation of market value published on the website of Hong Kong Exchanges and Clearing Limited at ww.hkex.com.hk and on the website of the Company at www.hysan.com.hk (the "Websites");

2. a notification announcement published in the newspapers notifying the publication of announcement as mentioned in item 1 above; and

3. Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the Websites.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLU

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code：00014)

INTERIM DIVIDEND FOR THE 6 MONTHS ENDED 30 JUNE 2007
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

On 15 August 2007, the Board of Directors of Hysan Development Company Limited (the "Company") has declared an interim dividend for the 6 months ended 30 June 2007 of HK12 cents per ordinary share (the "Share(s)") in the capital of the Company, payable to shareholders whose names appeared on the Register of Members on Monday, 3 September 2007. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of both.

The number of new shares of par value HK$5.00 each (the "New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$19.412 per Share, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the 5 consecutive Stock Exchange dealing days commencing on Tuesday, 28 August 2007 (the first day the Shares traded ex-dividend).

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 3 September 2007 x HK12 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$19.412)}} = \text{Maximum number of New Shares (rounded down to the nearest whole number)}$$

Fractions of New Shares will not be allotted to shareholders and entitlements to New Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders on or about Friday, 7 September 2007. Shareholders with registered addresses in certain jurisdictions as specified in the circular will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing the Listing of Securities on the Stock Exchange on account either of the legal restrictions under the

laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election in accordance with the instructions printed thereon and return it to the share registrars and transfer office of the Company, Tricor Standard Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Thursday, 27 September 2007. Shareholders who wish to receive the whole of the interim dividend in cash should NOT complete the form of election. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders by ordinary post at their risks on or about Friday, 5 October 2007 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company). The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the 6 months ended 30 June 2007.

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 3 September 2007

4 September 2007 South China Morning Post - Business

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTIFICATION

CAPITALISATION ISSUE

Interim Dividend for the 6 Months Ended 30 June 2007
Option to Receive Shares in Lieu of Cash Dividend
Calculation of Market Value

An announcement of Hysan Development Company Limited (the "Company") dated 3 September 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of the Company at www.hysan.com.hk/eng/cmsdoc/announcement_c/E(03.09.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the subject matter.

The announcement is available for inspection to the public at no charge at the Company's registered office at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 3 October 2007. Copies will be provided upon request at no cost.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 3 September 2007

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 3 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
3 September 2007	**160,000**	**On the Exchange**	**19.72**	**19.40**	**3,145,760.00**
Total	**160,000**				**3,145,760.00**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,031,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right) \quad 0.09770 \%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

END